UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Retek Inc.
(Name of Subject Company)

     RUBY MERGER CORP.
ORACLE CORPORATION
 (Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

76128Q109
(Cusip Number of Class of Securities)

Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William M. Kelly
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

TENDER OFFER

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on March 9, 2005 by Oracle Corporation, a Delaware corporation (“Parent”), and Ruby Merger Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Retek Inc., a Delaware corporation (the “Company”), at $11.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 9, 2005, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by references with respect to Items 1 through 9 and 11 of this Schedule TO.

     The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information

(a)(3) On March 18, 2005, Parent received telephonic notice from the Federal Trade Commission granting early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2005

ORACLE CORPORATION

By:	/s/ Daniel Cooperman

	Name:	Daniel Cooperman
	Title:	Senior Vice President, General Counsel and Secretary

RUBY MERGER CORP.

By:	/s/ Daniel Cooperman

	Name:	Daniel Cooperman
	Title:	President